SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

--------------------------------

EMERITUS CORPORATION
(Name of Subject Company (Issuer))

EMERITUS CORPORATION
(Name of Filing Person (Offeror))

6.25% Convertible Subordinated
                                      Debentures Due 2006 291005AA4
                (Title of Class of Securities) (CUSIP Number of Class of Securities)
--------------------------------

Raymond R. Brandstrom

3131 Elliott Avenue, Suite 500

Seattle, WA 98121

(206) 298-2909

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

with a copy to:

Michael Stansbury, Esq.
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98101
(206) 359-8000

CALCULATION OF FILING FEE

Transaction Valuation*            Amount of Filing Fee**
    $32,000,000                 $3,766.40

*
The transaction valuation is estimated for purposes of calculating the amount of the filing fee only. The transaction valuation assumes the exchange of $32,000,000 in principal amount of the 6.25% Convertible Subordinated

Debentures Due 2006 (the "Existing Debentures") that are subject to the Exchange Offer.

**	Previously paid.

[ ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable.
Filing Party:  Not applicable.
Form or Registration No.:  Not applicable.
Date Filed:  Not applicable.

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	Third-party tender offer subject to Rule 14d-1.

[X]	Issuer tender offer subject to Rule 13e-4.

[ ]	Going-private transaction subject to Rule 13e-3.

[ ]	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Statement") filed by Emeritus Corporation, a Washington corporation ("Emeritus"), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to issue 6.25% Convertible Subordinated Debentures Due 2008 (the "New Debentures") in the aggregate principal amount of $32,000,000 in exchange for an equal principal amount of 6.25% Convertible Subordinated Debentures due 2006 (the "Existing

Debentures"), upon the terms and subject to the conditions set forth in the Offering Memorandum, dated October 18, 2005 (the "Offering Memorandum"), a copy of which was filed with the Statement as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which was filed with the Statement as Exhibit (a)(2) (which, as they may be amended or supplemented from time to time, together constitute the "Exchange Offer"). The information set forth in the Exchange Offer is hereby incorporated by reference in response to all of the items of this Statement. References below to "Items" refer to Items of Regulation M-A.

Items 1 through 9 and 11 of the Statement, which incorporate by reference the information contained in the Offer to Purchase and Letter of Transmittal, are hereby amended as follows:

Amendments to Offering Memorandum

The section of the Offering Memorandum entitled "Summary Term Sheet - Who owns the existing debentures?" is amended to read in its entirety as follows:

Approximately 35.0% of the existing debentures are beneficially owned by approximately 47 holders who are not affiliates of ours and 65.0% are owned by affiliates. Columbia Select, L.P. and Catalina General, L.P. (collectively, the “Baty Entities”), which are entities controlled by Daniel R. Baty, who owns approximately 28.5% of our common stock (excluding the Existing Debentures, warrants and options) and who is our chief executive officer, own approximately 49.4% of the existing debentures. Saratoga Partners IV, LP, Saratoga Management Company LLC, Saratoga Coinvestment IV LLC (collectively, the “Saratoga Entities”), which are entities that own approximately 33.0% of the Company’s common stock (excluding the Existing Debentures, warrants and options) and which are represented on the Company’s Board by two directors, Charles P. Durkin, Jr. and David W. Niemiec, (own approximately 15.6% of the existing debentures. Representatives of the Baty Entities and the Saratoga Entities have informed us that they intend to tender their existing debentures in the exchange offer.

The section of the Offering Memorandum entitled "Summary Term Sheet - Will the accrued interest on my tendered existing debentures be paid?" is amended to read in its entirety as follows:

You are not being asked to forego any accrued interest on existing debentures that are tendered in the exchange offer. The interest that has accrued since July 1, 2005 on tendered existing debentures that are accepted by us will be paid with the first payment of interest on the new debentures, which will be January 1, 2006. The interest on tendered existing debentures will accrue to the date that the existing debentures are accepted for exchange in the exchange offer, which is expected to occur promptly after the expiration date if all of the conditions to the exchange offer are satisfied or waived.

The section of the Offering Memorandum entitled "Forward-Looking Statements" is amended to read in its entirety to read as follows:

This memorandum and the documents incorporated by reference contain forward-looking statement regarding our earnings and projected business, among other things. Except for historical information, this memorandum and the documents incorporated by reference contain forward-looking statements that may be identified by words such as “estimates,”“anticipates,”“projects,”“plans,”“expects,”“intends,”“believes,”“should” and similar expressions and which also may be identified by their context. Such statements are based upon our current expectations and speak only as of the date made. These statements are subject to various risks, uncertainties and other factors that could cause actual results to differ, including, without limitation: the effects of competition and economic conditions on the occupancy levels in our communities, including possible excess assisted living capacity; our ability under current market conditions to maintain and increase our resident charges without adversely affecting occupancy levels; our ability to control community operation expenses, including the management of costs largely beyond our control (such as insurance and utility costs) without adversely affecting the level of occupancy and resident charges; our ability to generate cash flow sufficient to service our debt and other fixed payment requirements and our vulnerability to defaults as a result of noncompliance with various debt and lease covenants; our ability to find sources of financing and capital on satisfactory terms to meet our cash requirements to the extent that they are not met by operation; and final resolution of the adverse Texas jury verdict and other uncertainties related to professional liability claims. We have attempted to identify, in context, certain of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. These and other risks and uncertainties are detailed elsewhere in this memorandum and in our reports filed with the Securities and Exchange Commission (SEC), including our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

The section of the Offering Memorandum entitled "Summary Consolidated Financial Data" is amended to include the following disclosure at the end of that section:

The ratio of earnings to fixed charges for the six months ended June 30, 2005 is 1.15.  The amount of the deficiency for the year ended December 31, 2004 is $39.6 million.  Net income of $5.3 million for the six months ended June 30, 2005 includes a gain of $21.3 million on the partial sale of our investment in Alterra and an impairment charge of $4.0 million related to a facility in Las Vegas, NV, both which are further discussed in our Form 10Q for the fiscal quarter and six month period ended June 30, 2005.

As of June 30, 2005, the Company had a stockholders’ deficit of $123.0 million and common stock issued and outstanding of 16.24 million shares.  The book deficit per share as of June 30, 2005 is $7.57.

The second and third paragraphs under the section of the Offering Memorandum entitled "The Exchange Offer -- Terms of The Exchange Offer; Period For Tendering Existing Debentures" are amended in their entirety to read as follows:

Subject to the conditions listed below, we will accept for exchange all existing debentures which are properly tendered on or prior to the expiration date of the exchange offer and not withdrawn. The exchange offer will expire at 5:00 p.m., Eastern time, on November 16, 2005. In our sole discretion, we may extend the period of time during which the exchange offer is open.

The exchange offer is subject to a number of other conditions described below in the section entitled, “Conditions to the Exchange Offer.” Subject to applicable securities laws and the terms set forth in this memorandum, we reserve the right to waive any and all conditions to the exchange offer, to extend the exchange offer and otherwise to amend the exchange offer in any respect.

The section of the Offering Memorandum entitled "The Exchange Offer -- Release of Legal Claims by Tendering Existing Debentureholders" is amended in its entirety to read as follows:

By tendering your existing debentures in the exchange offer, you will be deemed to have released and waived any and all claims or causes of action of any kind whatsoever (other than claims arising under federal securities laws), whether known or unknown, that, directly or indirectly, arise out of, are based upon or are in any manner connected with your ownership or acquisition of the existing debentures, including any related transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, including without limitation any approval or acceptance given or denied, which occurred, existed, was taken, permitted or begun prior to the date of such release, in each case, that you, your successors and your assigns have or may have had against us or our subsidiaries, affiliates or shareholders, or our directors, officers, employees, attorneys, accountants, advisors, agents or representatives, in each case whether current or former, or those of our subsidiaries, affiliates or shareholders.

The section of the Offering Memorandum entitled "The Exchange Offer - Conditions to the Exchange Offer" is amended in its entirety to read as follows:

The exchange offer is subject to the conditions described below.

Notwithstanding any other provision of the exchange offer, we will not be required to accept any existing debentures for exchange or to issue any new debentures in exchange for existing debentures, and we may terminate or amend the exchange offer if, at any time before the expiration of this offer, any of the following events occurs:

•	the exchange offer is determined to violate any applicable law or any applicable interpretation of the staff of the SEC;

•
an action or proceeding is pending or threatened in any court or by any governmental agency or third party that might materially impair our ability to proceed with the exchange offer or materially and adversely affect our business;

•	any material adverse development occurs in our business operations; or

•	the indenture for the new debentures has not been qualified under the Trust Indenture Act of 1939.

These conditions are for our benefit only and we may assert them regardless of the circumstances giving rise to any condition. We may also waive any condition in whole or in part at any time prior to the expiration of the exchange offer in our sole discretion. Our failure at any time to exercise any of the foregoing rights will not constitute a waiver of that right and each right is an ongoing right that we may assert at any time. Moreover, we are free to terminate the exchange offer and not accept any tendered existing debentures for exchange if we determine in our reasonable discretion that doing so would be in our best interests.

We are required under the Trust Indenture Act of 1939 to qualify the indenture pursuant to which the new debentures will be issued. On or about the date of this memorandum, we will apply to have the indenture so qualified. We will not accept any existing debentures for exchange or issue any new debentures in exchange for existing debentures, if at the time a stop order is threatened or in effect which relates to the qualification of the indenture for the new debentures under the Trust Indenture Act of 1939.

The first two paragraphs of the section of the Offering Memorandum entitled "The Exchange Offer - Material United States Tax Considerations" are amended in their entirety to read as follows:

The following is a summary of the material U.S. federal income tax consequences to U.S. holders of the existing debentures of the exchange offer and the ownership and disposition of the new debentures and common stock into which the new debentures are convertible but does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations relating thereto. This summary is based on provisions of the Internal Revenue Code of 1986, as amended, or Code, Treasury Regulations promulgated thereunder, and judicial and administrative interpretations of the Code and Treasury Regulations, all as in effect as of the date hereof, and all of which are subject to change (possibly on a retroactive basis) or different interpretation. We have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

EACH HOLDER CONSIDERING THE EXCHANGE OF EXISTING DEBENTURES FOR NEW DEBENTURES IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF THE NEW DEBENTURES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

The fourth row in the table included in the section of the Offering Memorandum entitled "Description of New Debentures -- Comparison of Terms of Existing Debentures and New Debentures" is amended to read as follows:

ISSUE DATE	February 15, 1996
Upon the closing of the exchange offer and the exchange by us of new debentures for existing debentures which is expected to occur promptly following the expiration of the exchange offer, if all of the conditions of the exchange offer are satisfied or waived.

Amendments to Letter of Transmittal

The first full paragraph of the Letter of Transmittal is amended in its entirety to read as follows:

By signing this Letter of Transmittal, you hereby acknowledge that you have received the Offering Memorandum, dated October 18, 2005 (the "Offering Memorandum"), of Emeritus Corporation ("Emeritus") and this Letter of Transmittal. The Offering

Memorandum, together with this Letter of Transmittal, constitutes an offer to exchange (the "Exchange Offer") 6.25% Convertible Subordinated Debentures due 2008 (the "New Debentures") for all of our outstanding 6.25% Convertible Subordinated Debentures due 2005 (the "Existing Debentures"). This Exchange Offer is being extended to all holders of the Existing Debentures.

ITEM 10.  FINANCIAL STATEMENTS

Item 1010(a) - Financial Information. The following financial statements and financial information are incorporated herein by reference:

(1)	the audited consolidated financial statements of Emeritus set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

(2)	the unaudited consolidated condensed financial statements of Emeritus set forth in its Quarterly Report on Form 10-Q for the fiscal quarter and six month period ended June 30, 2005; and

(3)	the information set forth in the sections of the Offering Memorandum entitled "Selected Financial Consolidated Data" and "Pro Forma Effect of the Exchange Offer."

Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) can be obtained as provided in the sections of the Offering Memorandum entitled "Where You Can Find More Information" and "Incorporation of Information Filed with the SEC."

Item 1010(b) - Pro Forma Information. The information set forth in the section of the Offering Memorandum entitled "Pro Forma Financial Information" is incorporated herein by reference.

ITEM 12.  EXHIBITS

Exhibit Number	Description
(a) (1)*	Offering Memorandum, dated October 18, 2005
(a) (2)*	Form of Letter of Transmittal
(a) (3)*	Form of Notice of Guaranteed Delivery
(a) (4)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a) (5)*	Form of Letter to Clients
(a) (6)*	Press Release, dated July 6, 2005 (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated June 30, 2005 and incorporated herein by reference)
(a) (7)*	Press Release, dated October 18, 2005
(a) (8)*

Amended and Restated Agreement Regarding 6.25% Convertible Subordinated Debentures Due 2006, dated October 14, 2005, between the Company, Columbia Select, L.P. and Catalina General, L.P., Saratoga Partners IV, LP, Saratoga Management Company LLC, and Saratoga Coinvestment IV LLC. (Incorporated by reference to the indicated exhibit filed with the Company’s Current Report on Form 8-K dated October 14, 2005)

(d) (1)*

Indenture relating to the 6.25% Convertible Subordinated Debentures due 2006 dated February 15, 1996, between the registrant and Fleet National Bank ("Trustee") (Incorporated by reference to the indicated exhibit filed with the Company’s Annual Report on Form 10-K on March 29, 1996)

(d) (2)*	Form of Indenture relating to the 6.25% Convertible Subordinated Debentures due 2008, to be entered into by and between Emeritus Bioscience, Inc. and U.S.Bank, N.A., as Trustee.

* Previously filed

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Emeritus Corporation

By: /s/ Raymond R. Brandstrom

Raymond R. Brandstrom

Vice President of Finance, Chief FinancialOfficer and Secretary

Dated: November 4, 2005